RELIANT

November 20, 2025

British Columbia Securities Commission
P.O. Bost 10142, Pacific Centre
701 West Georgia Street,
Vancouver, British Columbia V7Y 1L2

Ontario Securities Commission
20 Queen St. W., 20th Fl.
Toronto, Ontario M5H 3S8

Dear Sirs/Mesdames:

Re: Femto Technologies, Inc. (the "Company") – Change of Auditor

As required by National Instrument 51-102 *Continuous Disclosure Obligations*, we have reviewed the information contained in the Company's Notice of Change of Auditor dated November 13, 2025 (the "**Notice**"), and we agree with the information contained therein, based upon our knowledge of the information related to the Notice in as far as they relate to us.

Sincerely,

/s/ Reliant CPA PC

Reliant CPA PC
Certified Public Accountants

895 Dove Street Suite 300, #300180 Newport Beach, CA